Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports

The First Six Months of Fiscal Year 2018 Unaudited Financial Results

Xi’an, China, July 31, 2018 – Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced the financial results for the six months ended March 31, 2018. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2018:

Revenues decreased 56.7% to $0.09 million from $0.22 million for the six months ended March 31, 2017;

Gross profit increased to $0.08 million from gross loss of $0.07 million for the six months ended March 31, 2017;

Gross margin increased to 81.7% from negative 30.7% for the six months ended March 31, 2017;

Net loss of $0.68 million as compared to net loss of $0.24 million for the six months ended March 31, 2017.

Basic and diluted loss per share was $0.48 for the six months ended March 31, 2018 compared to basic and diluted loss per share of $0.17 for the six months ended March 31, 2017. Weighted average shares outstanding for the six months ended March 31, 2018 remained unchanged at 1,405,000.

“For the first half of the fiscal year, due to deteriorated business conditions and strong competition, our revenue decreased. However, we are pleased with our improved cost-controls, which led to increased profit during the first half of the fiscal year, compared to the same period last year,” said Mr. Peng Zhang, Chief Executive Officer, “We will continue to improve our operational efficiency by laying a solid foundation for future growth. In furtherance of this goal, the Company entered into an Asset Exchange Agreement with C Media Limited (“C Media”) on January 25, 2018 and is waiting for NASDAQ approval on the proposals passed by the shareholders related to the asset exchange with C Media. As we progress through the remaining fiscal year 2018, we will continue our efforts to streamline our cost structure to better adapt to the unfavorable market conditions, which may persist in the near term. Management endeavors to continue the operation of the Company regardless of the result of the assets exchange with C Media.”

Results of Operations - For the Six Months Ended March 31, 2018 Compared to the Six Months Ended March 31, 2017

Net Revenues

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. For the first six months ended March 31, 2018, we experienced a significant decline in both our software solution business and our wireless system solution business. Business conditions deteriorated rapidly because we face strong competition in our wireless system solution business. There is also a growing number of small service providers competing very aggressively on price, which negatively affected our ability to successfully acquire new contracts. Consequently, we have no revenue from software solutions for the six months ended March 31, 2018. All our revenues were contributed by wireless system solutions, which decreased by 56.7% to approximately $0.09 million for the six months ended March 31, 2018 from approximately $0.22 million for the six months ended March 31, 2017.

Cost of Sales

Cost of sales decreased by 94% to approximately $0.02 million for the six months ended March 31, 2018 from approximately $0.28 million for the six months ended March 31, 2017. As a percentage of our total revenues, cost of sales decreased to 18.3% of our total revenues for the six months ended March 31, 2018 from 130.7% of our total revenues for the six months ended March 31, 2017.

Gross Profit and Gross Margin

For the six months ended March 31, 2018, gross profit increased 215.2% to $76,000 from gross loss of $66,000 for the six months ended March 31, 2017. Gross margin for the six months ended March 31, 2018 was 81.7%, compared to negative 30.7% in the six months ended March 31, 2017.

Operating Expenses

Total operating expenses for the six months ended March 31, 2018 were $1.5 million, compared to $0.8 million for the six months ended March 31, 2017, representing an increase of 88.6%.

Selling expenses increased by 25.9% to $0.07 million for the six months ended March 31, 2018, compared to $0.05 million for the six months ended March 31, 2017, and represented 73.1% and 25.1% of revenues for the six months ended March 31, 2018 and 2017, respectively. Our sales personnel increased their efforts to communicate with our current clients and potential clients, however, their efforts did not result in increased revenue.

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General and administrative expenses were approximately $1.4 million for the six months ended March 31, 2018, an increase of 93.2% from $0.7 million for the six months ended March 31, 2017. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The increase in general and administrative expenses was mainly due to the increased bad debt expense caused by certain aged receivables for the six months ended March 31, 2018.

Loss from Operations

The Company had loss from operations of $1.4 million for the six months ended March 31, 2018, compared to loss from operations of $0.9 million for the six months ended March 31, 2017, an increase of $0.5 million in loss, which was primarily due to the higher general and administrative expenses for the six months ended March 31, 2018, compared to the same period last year.

Net Loss and LPS

Net loss was $0.68 million for the six months ended March 31, 2018, compared to net loss of $0.24 million for the six months ended March 31, 2017. Basic and diluted loss per share was $0.48 in the six months ended March 31, 2018, compared to basic and diluted loss per share of $0.17 for the six months ended March 31, 2017. The number of weighted average common shares outstanding for the six months ended March 31, 2018 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2018, the Company had cash and cash equivalents of $7.7 million, compared to $0.9 million as of September 30, 2017, the Company’s last fiscal year end. The increase was due to the related party companies’ repayment of their loans to the Company as of March 31, 2018. Net cash used in operating activities for the six months ended March 31, 2018 was approximately $0.5 million, compared to approximately $0.04 million provided in operating activities for the six months ended March 31, 2017, primarily comprised of net loss of $0.7 million and bad debt of $0.5 million, partially offset by a decreased in account receivable of $0.27 million. Net cash provided by investing activities for the six months ended March 31, 2018 was approximately $0.06 million. The cash provided by investing activities for the six months ended March 31, 2018 was mainly a result of the sale of certain property and equipment. Net cash provided by financing activities for the six months ended March 31, 2018 was approximately $7 million, compared to approximately $4.4 million for the six months ended March 31, 2017, which was due to the related party companies’ repayment of their loans to the Company.

Disposal plans for Company’s major assets and liabilities in the future: management has confidence to collect the account receivables from the Company’s clients in the future as we are committed for collecting the receivables all the time; the Company will pay its liabilities once the receivables are collected; the Company has made the account adjustments in this medium-term and will make the corresponding account adjustments according audit process in the future; the Company currently has no disposal plan of its fixed assets.

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About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company’s products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Revenue policy

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and subsequently issued modifications or clarifications in ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The revenue recognition principle in ASU 2014-09 and the related guidance is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process for evaluating contracts and determining revenue recognition. In addition, new and enhanced disclosures are required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The adoption of ASU 2014-09, ASU 2016-10 and ASU 2016-12 will not have a material impact on our financial position and results of operations as a result of the cumulative adjustment prescribed by the modified retrospective method of adoption; The company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606, which includes Hardware selling income and consulting income, or (2) the presentation of revenue as gross versus net upon adoption of Topic 606. Because there will be no change to the timing and pattern of revenue recognition, we believe there will be no material changes to the Company’s processes and internal controls.

For investor and media inquiries, please contact:

Mr. Frank Wang

Tel:  +86-29-8826-6383

Email: wangfang@kingtoneinfo.com

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2018	2017
	(Reviewed)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$7,709	$902
Accounts and Notes Receivable, net of allowance	3,252	3,399
Accrued interest	141	288
Due from related companies	-	819
Inventories, net	202	45
Other receivables and prepayments	283	115
Total Current Assets	11,587	5,568

Non-current assets
Due from related companies	126	6,167
Property, plant and equipment, net	10,695	10,370
Intangible assets, net	530	509
Other assets	677	387
Total Assets	$23,615	$23,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$937	$917
Advances from customers	439	368
Other payables and accruals	146	142
Tax payable	1,303	1,278
Dividend payable	823	777
Total Current Liabilities	3,648	3,482

Stockholders’ equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2018 and September 30, 2017, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	2,931	2,485
Unappropriated retained earnings	(8,993)	(7,871)
Accumulated other comprehensive income	3,782	2,658
Total Shareholders’ Equity	19,967	19,519
Total Liabilities and Shareholders’ Equity	$23,615	$23,001

See notes to the consolidated financial statements

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Audited)

	For the Six Months Ended March 31,
	2018	2017	2016

Revenues
Software	-	-	62
Wireless system solution	93	215	434
-Related party	-	-	-
-Third Party	93	215	434
Total revenues	93	215	496

Cost of sales
Software	-	-	38
Wireless system solution	17	281	248
-Related party	-	-	-
-Third Party	17	281	248
Total cost of sales	17	281	286

Gross profit	76	(66)	210

Operating expenses
Selling and marketing expenses	68	54	68
General and administrative expenses	1,426	738	1,301
Research and development expenses	-		54
Total Operating expenses	1,494	792	1,423
Loss from operations	(1,418)	(858)	(1,213)

Other income(expense)
Interest income	91	2	4
Other income (expense), net	651	614	528
-Related party	1	1
-Third Party	650	613	528
Total other income, net	742	616	532
Loss before income tax expenses	(676)	(242)	(681)
Income tax expenses	-	-	-
Net Loss	(676)	(242)	(681)
Other comprehensive income
Foreign currency translation gain (loss)	1,124	(594)	(220)
Comprehensive Income (Loss)	$448	$(836)	$(901)

Loss per ordinary share:
Basic and Diluted	$(0.48)	$(0.17)	$(0.48)

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2018		2017		2016

Cash flows from operating activities
Net loss		$(676)		$(242)	$(681)
Depreciation and amortization		234		275	266
Bad debt expense		476			(8)
Changes in operating assets and liabilities
Accounts and notes receivable		(139)		323	252
Accrued interest		(96)
Unbilled revenue
Other receivables and prepayments		(158)		36	28
Inventories		(149)		21	54
Tax payable		(50)		(31)	(124)
Accounts payable		(33)		(289)	(263)
Advance from customers		48		-	12
Other payables and accruals		2		(49)	8
Net cash provided by (used in) operating activities		(541)		44	(456)

Cash flows from investing activities
Payment to purchase property and equipment		-			(26)
Proceeds from disposal of office equipment		59		-	27
Net cash provided by investing activities		59		-	1

Cash flows from financing activities
Collection in amount due from related-party companies		7,044		-	-
Payment (Repayment) in loan to related companies				4,373	(699)
Net cash provided by (used in) financing activities		7,044		4,373	(699)

Effect of exchange rate changes on cash and cash equivalents		245		(38)	48

Net Increase (decrease) in cash and cash equivalents		6,807		4,379	(1,106)
Cash and cash equivalents at beginning of year		902		1,239	2,743
Cash and cash equivalents at end of year		$7,709		$5,618	$1,637

Supplemental disclosure of cash flow information
Interest paid		$-		$-	$-
Income taxes paid	$		$		$106,501

See notes to the consolidated financial statements

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